UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  ____)*

Mill City Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

599805 10 8
(CUSIP Number)

Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 599805 10 8

1.	Names of Reporting Persons. James R. Brown

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,842,321

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,842,321

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,842,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.         Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Mill City Gold Corp. (the “Company”).  The Company’s principal executive offices are located at 4719 Chapel Road, N.W., Calgary, Alberta T2L 1A7 Canada.

Item 2.         Identity and Background

This schedule is filed by James R. Brown, who is a Canadian citizen.

The address of the principal business and principal office of Mr. Brown is 4719 Chapel Road, N.W., Calgary, Alberta T2L 1A7 Canada.

Mr. Brown’s principal occupation is serving as the Chairman, President, CEO and a director of the Company.

During the last five years, Mr. Brown has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Mr. Brown acquired his 217,321 shares of Common Stock through the exercise of a stock option in 2003.  He has been granted stock options by the Company at various dates from 2008 through 2011.  As of the date of this report, Mr. Brown has 5,000,000 outstanding options that have been granted pursuant to the plan, including a stock option to purchase up to 325,000 shares of Common Stock at CAD$0.14 that was granted on February 11, 2011.

Except as disclosed above, there have been no acquisitions or dispositions of the Company’s common shares made by Mr. Brown during the last 60 days.

Item 4.         Purpose of Transaction.

(a)           Mr. Brown acquired his shares of Common Stock for investment purposes and in the ordinary course of business.  Mr. Brown may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

In October 2010, the Company conducted a private placement of common stock and warrants to raise additional funds for the exploration of the Company’s mining properties.  The holders of the warrants can exercise them into shares of the Company’s Common Stock pursuant to the terms of those instruments.  As members of the Company’s Board of Directors, Mr. Brown was involved in the decision to offer the Company’s securities in the private placement.

The Company has a stock option plan whereby the Company can issue options to purchase Common Stock to Mr. Brown in his capacity as an officer and director of the Company.

Mr. Brown has no other current plans for the acquisition or disposition of the Company’s securities.

Except for transactions in his capacity as an officer and director of the Company, Mr. Brown has no other present plans or proposals which relate to or would result in:

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)           a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)           any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)           a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)           any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Brown will continue to review his investment in the Company and reserves the right to change his intentions with respect to any or all such matters.

Item 5.         Interest in Securities of the Issuer.

(a)           As of March 15, 2011, James R. Brown beneficially owned 3,842,321 shares of Common Stock.  Mr. Brown’s beneficial ownership consists of 217,321 shares of Common Stock owned of record by him and 3,625,000 shares of Common Stock issuable pursuant to stock options exercisable as of March 15, 2011 or within 60 days of March 15, 2011.

(b)           As of March 15, 2011, James R. Brown has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,842,321 shares of Common Stock beneficially owned by him.

(c)           During the last 60 days, James R. Brown did not have any transactions in the shares of the Company, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)           No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by James R. Brown.

(e)           As of March 15, 2011, James R. Brown continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.         Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2011	/s/ James R. Brown
Date	James R. Brown